Timothy J. Cope
President, Chief Financial Officer
and Treasurer
Telephone: (952) 449-9092
Facsimile: (952) 449-7068
January 15, 2010
Linda Cvrkel
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

RE:	Lakes Entertainment, Inc.
Form 10-K for the year ended December 28, 2009
Filed March 13, 2009
File No. 000-24993
Dear Ms. Cvrkel:
We are writing in response to the comments we received from you by letter dated December 23, 2009, regarding the above-referenced filings of Lakes Entertainment, Inc. (the “Company,” “we” or “Lakes”). To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses, which have been numbered to correspond to your letter.
Form 10-K for the year ended December 28, 2008
Selected Financial Data, page 24
1.	We note that one of the line items included in the table of selected financial data is titled “earnings (loss) from continuing operations.” However, the amount presented for this line item appears to be the amount reported as “gain (loss) from operations” on the statements of earnings (loss), which is different from “earnings (loss) before discontinued operations.” To avoid confusion on the part of the investor, please revise future filings to make the title of this line item on the table of selected financial data consistent with the statement of earnings (loss).

Linda Cvrkel
January 15, 2010

Response
In future filings, we will revise the titles on the table of selected financial data to be consistent with the statement of earnings (loss).
Statements of Shareholders’ Equity, page 53
2.	We note that your statement of shareholders’ equity shows the retirement of your convertible preferred stock during the year ended December 28, 2008. Please tell us the nature and terms of the retirement of this stock.
Response
The Series A Convertible Preferred Stock was issued in conjunction with a financing agreement executed with a lender on February 15, 2006. 4,457,751 shares of the convertible preferred stock were sold to the lender for $44,578. Under the financing agreement and related agreements, the convertible preferred shares were related to the warrants issued to the lender. However, on June 22, 2006, the outstanding principal balance and accrued interest was repaid in full by the Company. During 2007, the warrants were exercised by the lender. As a result of this exercise and the subsequent sale of the underlying common stock, the convertible preferred shares had no further rights or value. On June 26, 2008, the lender officially assigned the preferred shares to the Company and as a result, the preferred shares were retired and accounted for in accordance with ARB 43. The financing and related agreements were filed with the SEC on February 22, 2006.
Notes to the Financial Statements
Note 4. Investments in Securities, page 61
3.	We note your disclosure that upon acceptance of the offer from UBS, you recorded $4.3 million as the estimated fair value of the Rights with a corresponding credit to interest income. Please explain to us how you calculated the $4.3 million fair value of the rights. Also, in light of the disclosure that you can not sell the ARS to UBS until the period June 30, 2010 through July 2, 2012, please tell us why you believe it is appropriate to record the fair value of this right as an asset at December 28, 2008 and why you believe gain recognition is appropriate.
Response
The Company calculated the fair value of the Rights using valuation models that rely exclusively on Level 3 inputs, including management’s estimates of expected cash flow streams, intrinsic value and the Company’s assessment of the credit worthiness of UBS. The Company’s valuation model included three possible scenarios of settlement dates using discount rates that were consistent with the credit default swap rates for the terms and credit worthiness of each respective scenario. The Rights represent a firm agreement and do not meet the definition of a derivative instrument under SFAS No. 133. The right to receive cash from UBS upon settlement of the Rights qualifies as a financial asset, as defined by SFAS No. 159, paragraph 6. The

Linda Cvrkel
January 15, 2010

Company elected to measure the Rights as a financial asset at fair value under the fair value option of SFAS No. 159 resulting in the recognition of an asset and gain of $4.5 million.
Note 6. Long-term Assets Related to Indian Casino Projects — Notes Receivable, page 64
4.	We note that as of December 28, 2008 you have classified $9.1 million of the Shingle Springs Tribe Note Receivable as a current asset. Please tell us and disclose in future filings the terms of the note and why you believe classification of the $9.1 million as a current asset as of December 28, 2008 is appropriate.
Response
The Red Hawk Casino opened for operations on December 17, 2008, which triggered the repayment terms of the Note Receivable. The Note Receivable is to be repaid over a seven-year term at an interest rate of Prime plus 2%. The Company classified $9.1 million of the Shingle Springs Tribe Note Receivable as a current asset, as defined in FASB Current Text Sec. B05.105 (ASC 310-10-45-9) to represent the amounts expected to be received within the next fiscal year under the terms of the Note Receivable Agreement.
In future filings, the Company will disclose the terms of the Note Receivable as described above.
Note 8. Property and Equipment, Net, page 73
5.	We note your disclosure that you adjusted the assets associated with the Vicksburg project to their estimated fair value of $5.4 million as of December 28, 2008 and recognized an impairment of approximately $4.0 million. Please explain to us and disclose in future filings how you determined the fair value of these assets. Also, please tell us the nature of the costs included in the remaining asset balance of $5.4 million and explain to us why you believe such costs are recoverable at December 28, 2008.
Response
The $5.4 million as of December 28, 2008, represents the estimated fair value of the development property for the Vicksburg project at its highest and best use as a hotel/casino resort facility. The Company has title to the land as well as many of the necessary entitlements for a casino resort to be developed on the site. The Company engaged an independent, third party real estate appraisal firm to provide an estimate of fair value of the development property as of December 2008, and based upon its review of the appraisal methodology, assumptions and conclusion, and the appraiser’s qualifications, management accepted the result as its own best estimate. The nature of the costs included in the remaining asset balance of $5.4 million primarily relate to the land, architecture, engineering, casino licensing and pre-construction costs. Based on the appraisal obtained, the Company believes that the estimated fair value reported at December 28, 2008

Linda Cvrkel
January 15, 2010

represents the estimated amount that would be recovered in the event of an orderly sale transaction.
In future filings, the Company will include the following disclosure within the Property and Equipment Note:
As a result of the uncertainty surrounding the development of this project and due to continued weakness in the economic environment and credit markets, Lakes’ management continues to update its assessment of fair value of the development property. Based on the assessment performed, Lakes has adjusted the assets associated with the Vicksburg project to their estimated fair value.
Note 11. Stock Options, page 76
6.	We note from your disclosure that in connection with the distribution of all Lakes’ shares of WPTE, you adjusted the exercise price on all outstanding stock options and because the adjustment in the exercise prices for outstanding stock options was done to preserve the intrinsic value of the options after the dividend to equate to the value before the dividend, no share based compensation expense was recognized. Please provide us more details about the modification to the exercise price and explain to us how you complied with the guidance in paragraph 51 of SFAS NO. 123R in your accounting for these modifications.
Response
The distribution of WPTE shares was determined to be an equity restructuring as defined within Appendix E of SFAS No. 123R. The exercise price of outstanding stock options was adjusted downward as allowed by the anti-dilutive provisions within the Company’s 2007 Stock Option Plan. The adjustment of stock option exercise price was accounted for as a modification in accordance with paragraph 51 of SFAS No. 123R. The Company calculated the fair value of the stock options using the Black-Scholes option pricing method immediately before and after the modification of stock price. The fair values of the stock options after the modification did not exceed the fair value of the stock options immediately before the modification. Therefore, no additional compensation expense was recognized.
Form 10-Q for the Quarter Ended September 27, 2009
Balance Sheet
7.	We note that for the quarter ended September 30, 2009 you have reclassified your investment in ARS securities from a long-term asset to a current asset. In light of your previous disclosure that the investments had been classified as long-term assets due to liquidity issues, please explain to us and disclose in the liquidity section of MD&A in future filings, why you believe this reclassification is appropriate. Your response and revised disclosure should include the resolution of any liquidity issues.

Linda Cvrkel
January 15, 2010

Response
The Company’s right to sell the ARS under the agreement with UBS (the “Rights”) can be executed by the Company any time during the period of June 30, 2010 to July 2, 2012. The Company evaluates the liquidity associated with its ARS on a quarterly basis for classification purposes. The Company monitors UBS’s credit worthiness based on their performance on Rights agreements with other entities. The Company determined that the liquidity of UBS has improved based on UBS’s positive performance on Rights agreements with other entities during 2009. As of September 27, 2009, the Company intended to exercise its Rights to sell the ARS held as soon as practicably possible within one year and did not expect any liquidity issues surrounding the redemption of the ARS by UBS. Based on the Company’s intent to exercise the Rights as soon as possible after June 30, 2010, the Company believed that the reclassification to a current asset, as defined in FASB Current Text Sec. B05.105 (ASC 310-10-45-9), was appropriate.
In future filings, the liquidity discussion for ARS within the MD&A will include the following disclosure:
The Company’s management does not expect that any lack of liquidity in its ARS, even for an extended period of time, will significantly affect its ability to finance its operations, including planned capital expenditures. Management currently expects to sell the ARS under the Rights as soon as practicably possible within one year and continues to monitor efforts by the financial markets for indications of improved liquidity. As of the balance sheet date, these investments are classified as current assets based on our evaluation of UBS to perform under the Rights agreement with other entities. The classification and valuation of these securities will continue to be reviewed quarterly.
Note 8. Other Long Term Assets Related to Indian Casino Projects
8.	We note your disclosures that in June 2009 you became obligated to pay Mr. Jerry A. Argovitz $1 million per year during the remainder of the seven-year initial term of the management contract with the Shingle Springs Tribe, and in September 2009 it became probable that you will be required to pay Mr. Kevin M. Kean $1 million per year for the remainder of the same management contract. Please tell us why you believe it is appropriate to record these obligations as intangible assets and tell us how the amounts recorded on the balance sheet are calculated or determined.
Response
The Company entered into agreements with Mr. Argovitz and Mr. Kean in conjunction and concurrently with the acquisition of the management contract for the gaming facility for the Shingle Springs Band of Miwok Indians. The payments to Mr. Argovitz and Mr. Kean as disclosed were provided for in the agreements. As the agreements were executed for the purpose of the management contract acquisition, the Company is recording the obligations as additional costs of contract rights classified as intangible assets. The Company believes the accounting

Linda Cvrkel
January 15, 2010

treatment is appropriate based on the guidance provided by the FASB now embodied in Accounting Standards Codification (ASC) 944-30 and ASC 310-20.
In June 2009, Mr. Argovitz exercised his election to receive $1 million per year during the remainder of the management contract and, therefore, at that time his rights under the agreement to repurchase up to a 15% interest in the Lakes management company terminated. In September 2009, based on the oral understanding among the parties, management concluded that it was then probable that Mr. Kean would exercise his election to receive $1 million per year for the remainder of the same management contract and forego his right to receive annual consulting fees equal to 15% of the management fees received by the Company from the Red Hawk Casino operations. The Company recorded these obligations at the net present value. The net present value of the $1 million annual obligation was calculated using interest rates commensurate with the term of the obligation. The difference between the face amount and net present value is the discount on the obligation and will be amortized to interest expense using the effective interest method over the life of the obligation. This accounting treatment is consistent with the guidance provided in ASC 835-30.
Note 11. Share Based Compensation
9.	We note your disclosure that on September 22, 2009 you offered eligible employees an exchange program for certain stock options. Please explain to us why you believe it was appropriate that no stock compensation expense was recorded for this stock option modification and provide us with the accounting guidance which supports the basis for your conclusion.
Response
With respect to the exchange program offered on September 22, 2009, the Company referred to the accounting guidance for the modification of stock options provided within ASC 718-20. The exchange program resulted in the participants receiving a lesser number of replacement options in exchange for the participant’s eligible outstanding stock options. The number of replacement stock options received by those who participated in the exchange was dependent on various criteria as disclosed in the Tender Offer. The aggregate estimated fair value of the options immediately after the exchange did not exceed the fair value of the options immediately before the exchange. Therefore, no additional compensation expense was recognized.
Note 15. Kansas
10.	We note from your disclosure in Note 3 that your investment in Kansas Gaming Partners LLC is accounted for using the equity method of accounting. In light of your disclosure in Note 15 that you will receive a 16.67% interest in the LLC for a $25 million contribution (of which only $8.4 million has been invested) please tell us, and disclose in the notes to the financial statements in future filings, why you believe the equity method of accounting is appropriate for your investment in this LLC. Assuming the equity method of accounting is appropriate, please revise future filings to include the disclosures required by paragraph 20 of APB 18.

Linda Cvrkel
January 15, 2010

Response
The Company evaluated the accounting treatment for the investment in Kansas Gaming Partners LLC under ASC 323. Specifically, ASC 323-10-5-5 states that the 20%-interest presumption of influence may be overcome by facts and circumstances and that the equity method tends to be most appropriate if an investment enables the investor to influence the operating or financial decisions of the investee. The Company will have representation at the investee’s board of directors meetings, participate in the policy making processes and will be the Manager of significant operations of the investee, all of which was deemed by management to overcome the 20%-interest presumption based on its review of the examples of ways significant influence is defined within ASC 323-10-15. Accordingly, the Company’s management determined that significant influence over Kansas Gaming Partners LLC existed resulting in the equity method accounting treatment.
Subsequently, for the purposes of the Form 10-Q for the quarter ended September 27, 2009, the Company reviewed the disclosure requirements within ASC 323-10-50 (formerly APB 18, paragraph 20) and Regulation S-X Rules 3-09 and 4-08 and determined that the investment was not significant or material in relation to the financial position or results of operations of the Company to require additional disclosure. The Company will evaluate the significance and materiality of the investment for future filings and revise as deemed appropriate.
Note 16. Subsequent Event
11.	We note your disclosure that in October 2009 you made initial investments of $1.9 million and $2.4 million in Penn Ventures, and Rock Ventures, respectively. Please explain to us and disclose in future filings, how you have accounted for these investments in your financial statements during the fourth quarter of 2009.
Response
During October 2009, the Company contributed $1.9 million to Penn Ventures as a result of entering into a Joint Funding Agreement and Development Option for Gaming Facilities Agreement (“Funding Agreement”) with Penn Ventures. The Funding Agreement is included as an Exhibit in the Form 8-K filed with the SEC on November 4, 2009. The contribution consisted of a reimbursement to Penn Ventures for 10% of the estimated Phase 1 costs, as defined in the Funding Agreement. As stated in the Funding Agreement, subsequent to the reimbursement of Phase 1 costs, the Company has the option to: A) acquire a percentage interest in the project through future capital contributions to the project (excluding the $1.9 million previously contributed)or B) contribute no additional money and the Company will receive an equity position equal to the percentage of the Phase 1 costs to the total equity invested by all parties in the project. At the time of Phase 1 cost reimbursement, the Company was informed that Penn Ventures had incurred Phase 1 costs of approximately $19 million. On December 1, 2009, the Company provided a letter to Penn Ventures notifying Penn Ventures of the intent to contribute additional funds to the Project Vehicle and therefore acquire an interest in the project. As of January 3, 2010, the additional contribution had not been made. Due to the known intent of the Company to contribute additional funds and the knowledge that the Phase 1 costs incurred by

Linda Cvrkel
January 15, 2010

Penn Ventures have exceeded the anticipated $19 million, the $1.9 million paid by the Company will be expensed for the quarter ended January 3, 2010. As of January 3, 2010, the Company will not have an equity interest in Penn Ventures or a project.
During October 2009, the Company entered into the Operating Agreement of Rock Ohio Ventures LLC (“Rock”) with a capital commitment of approximately $2.4 million which equated to 10% equity interest in Rock. The Operating Agreement states that Rock Ventures I LLC is named as the Manager of Rock and only members holding a majority of the equity interest of Rock may remove the Manager of Rock. Due to the Company owning less than a majority equity interest, the Company is unable to solely remove the Manager of Rock. The Manager of Rock has full control over all activities of Rock including representation on the Board of Directors, policy-making processes, material transactions, and interchange of managerial personnel. Specifically, as discussed in Comment No. 10 above, ASC 323-10-5-5 states “The equity method tends to be most appropriate if an investment enables the investor to influence the operating or financial decisions of the investee.” Based on management’s review of the examples of ways significant influence is defined within ASC 323-10-15, it was determined that the 20%-interest presumption is not overcome and that significant influence over Rock will not exist, resulting in the cost method accounting treatment.
In future filings, we will disclose the Company’s accounting policies related to the investments in the Penn Ventures project and Rock, as well as further capital commitments. The Company will include disclosures as required by ASC 323-10-50, ACS 325-20-50, and Regulation S-X Rules 3-09 and 4-08 as deemed applicable based on the method of recognizing the investment.
*      *      *
The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that our letter has addressed each of the Staff’s comments. If you have any questions regarding our responses, please contact Timothy J. Cope at (952) 449-9092.
Very truly yours,
/s/ Timothy J. Cope
Timothy J. Cope
President, Chief Financial Officer and Treasurer

cc:	Daniel Tenenbaum, Esq.
Jeffery C. Anderson, Esq.